UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INTERNATIONAL FIGHT LEAGUE, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

45951A101

(CUSIP Number)

Kurt Otto
424 West 33rd Street, Suite 650,
New York, NY 10001
(212)-356-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45951A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kurt Otto

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐ Not Applicable
	(b)	☐ Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,291,361

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,291,361

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,291,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to shares of common stock, par value $.01 per share (the “Common Stock”), of International Fight League, Inc., a Delaware corporation, formerly known as Paligent, Inc. (the “Company”).  The principal executive offices of the Company are located at 424 West 33rd Street, Suite 650, New York, New York 10001.

Prior to November 29, 2006, the Company was known as Paligent Inc., a Delaware corporation.  On November 29, 2006, the Company acquired International Fight League, Inc., a privately held Delaware corporation (“Old IFL”), pursuant to an agreement and plan of merger, dated as of August 25, 2006, as amended (the “Merger Agreement”), by and among the Company, IFL Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and Old IFL, providing for the merger of Merger Sub and Old IFL, with Old IFL being the surviving corporation and becoming our wholly-owned subsidiary (the “Merger”).  Immediately following the Merger, the Company changed its name to International Fight League, Inc., Old IFL changed its name to IFL Corp., and we began operating Old IFL’s business of organizing and promoting a mixed martial arts sports league.

Item 2.	Identity and Background

This Schedule 13D is being filed by Kurt Otto.  Mr. Otto’s principal occupation is Vice Chairman and Commissioner of the Company.  Mr. Otto’s business address and the Company’s principal business address is 424 West 33rd Street, Suite 650, New York, New York 10001.  Mr. Otto is a citizen of the United States.

During the last five years, Mr. Otto has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Otto has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Mr. Otto acquired the 9,291,361 shares of Common Stock on November 29, 2006, in exchange for his 9,000,000 shares of Old IFL common stock as part of the Merger.

Item 4.	Purpose of Transaction

Pursuant to the Merger Agreement, attached hereto as Exhibit 1, the Company issued 1.032373 shares of Common Stock in the Merger in exchange for each issued and outstanding share of Old IFL common stock.  Mr. Otto received 9,291,361 shares of Common Stock in the Merger in exchange for his shares of Old IFL common stock.

Mr. Otto does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that on December 5, 2006, the Company reported that its board of directors intends to appoint additional members in order that a majority of the Company’s directors will be considered to be independent in accordance with the independent director requirements of one of the national securities exchanges.  Mr. Otto is a member of the Company’s board of directors.

Item 5.	Interest in Securities of the Issuer

(a)-(b)   Following the Merger and the conversion into shares of Common Stock of certain Company indebtedness held by one of the members of its board of directors, there were 34,124,448 shares of Common Stock issued and outstanding on November 29, 2006.  Mr. Otto has the power to vote and direct the disposition of 9,291,361 shares of Common Stock, and for the purposes of Reg. Section 240.13d-3 is deemed to beneficially own 27.2%, of the issued and outstanding shares of Common Stock.

(c)         The only transactions effected by Mr. Otto in shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock, during the sixty days prior to November 29, 2006 are described in Item 3 of this Schedule 13D.

(d)         Except as described in this Schedule 13D, no other shares of Common Stock are owned, beneficially or otherwise, by Mr. Otto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Otto and any other individual or entity.  No other person is known by Mr. Otto to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Otto.

Item 7.	Material to Be Filed as Exhibits
1.

Agreement and Plan of Merger, among the Company, Merger Sub, and Old IFL, dated as of August 25, 2006 (incorporated by reference to Annex A to the Company’s amended Schedule 14A filed on October 31, 2006).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2006
Date
/s/ Kurt Otto
Signature
Kurt Otto
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).